SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 1)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

Venoco, Inc.

(Name of the Issuer)

Venoco, Inc.
Denver Parent Corporation
Denver Merger Sub Corporation
Timothy M. Marquez

Bernadette Marquez

Marquez Trust

Timothy and Bernadette Marquez Foundation

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number of Class of Securities)

Venoco, Inc. 370 17th Street, Suite 3900 Denver, Colorado 80202-1370 (303) 626-8300

Denver Parent Corporation

Denver Merger Sub Corporation

Timothy M. Marquez

Bernadette Marquez

Marquez Trust

Timothy and Bernadette Marquez Foundation

370 17th Street, Suite 3900

Denver, Colorado  80202-1370

(303) 626-8300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Davis Graham & Stubbs LLP	Wachtell, Lipton, Rosen & Katz
1550 Seventeenth Street, Suite 500	52 West 52nd Street
Denver, Colorado 80202	New York, New York 10019
Attn: John A. Elofson, Esq.	Attn: Igor Kirman, Esq.
(303) 892-9400	(212) 403-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$395,775,337.50	$45,355.85

*                                         Set forth the amount on which the filing fee is calculated and state how it was determined.

*                                         Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  the filing fee of $45,355.85 was determined by multiplying .00011460 by the aggregate merger consideration of $395,775,337.50. The aggregate merger consideration was calculated by multiplying the 31,662,027 outstanding shares of common stock to be acquired pursuant to the merger and the merger consideration of $12.50 per share.

☒                                  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,355.85	Filing Party:	Venoco, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	February 13, 2012

Introduction

This Amendment No. 1 to Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Venoco, Inc., a Delaware corporation (the “Company”), Denver Parent Corporation, a Delaware corporation (“Parent”), Denver Merger Sub Corporation, a Delaware corporation (“Merger Sub”), Timothy M. Marquez (“Mr. Marquez”), Bernadette Marquez, the Marquez Trust (the “Trust”) and the Timothy and Bernadette Marquez Foundation (the “Foundation,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 16, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent, Merger Sub and, solely with respect to the sections specified therein, Mr. Marquez.  If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger.  Upon completion of the merger, each share of the Company’s common stock, par value $.01 per share (“Common Stock”) other than shares owned by the Company, Parent and Merger Sub, and holders who have properly demanded and not withdrawn a demand for appraisal rights, will be converted into the right to receive $12.50 per share in cash, without interest and less any required withholding taxes.  Following the completion of the merger, the Common Stock will no longer be publicly traded, and holders of the Common Stock that has been converted will cease to have any ownership interest in the Company.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the merger.  The Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and address.  The Company’s name and the address and telephone number of its principal executive offices are as follows:

Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado  80202-1370
(303) 626-8300

(b) Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“Important Information Concerning Venoco—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning Venoco—Market Price of the Company’s Common Stock”

(d) Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning Venoco—Market Price of the Company’s Common Stock”

(e) Prior public offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning Venoco—Prior Public Offerings”

(f) Prior stock purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning Venoco—Transactions in Common Stock”

During the past two years, Mr. Marquez has received as part of his compensation from the Company 527,879 shares of restricted Common Stock subject to restrictions on vesting during the quarter ended March 31, 2010, and 262,448 shares of such restricted stock during the quarter ended March 31, 2011.

During the past two years, Parent and Merger Sub have not purchased any Common Stock.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a) - (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Concerning Venoco”

“The Parties to the Merger”

The Trust and the Foundation are parties to a letter agreement with Parent, dated January 16, 2012, pursuant to which they committed, subject to certain conditions, to contribute all of the shares of Common Stock owned by them at the time of such agreement to Parent in exchange for equity interests in Parent.  Mr. Marquez and Mrs. Bernadette Marquez are trustees of the Trust and the Foundation and Mr. David Mokros is a trustee of the Foundation.

The Trust is a personal trust, under that certain Trust Agreement dated February 26, 2002, as amended, and its address is c/o Venoco, 370 17th Street, Suite 3900, Denver, Colorado 80202.

The Foundation is a charitable foundation organized under the laws of Colorado and its address is c/o Venoco, 370 17th Street, Suite 3900, Denver, Colorado 80202.

David Mokros has served as Manager of Timber LLC (the address for which is 370 17th Street, Denver, Colorado 80202) for over five years and has not held any other employment during that time.

Bernadette Marquez performs uncompensated community work for the Company and has not held any other employment during the last five years.

Each of the individuals named above is a U.S. citizen.  During the last five years, none of the individuals named above has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such persons from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Not applicable.

(2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock Based Awards”

“The Merger Agreement—Payment for the Common Stock in the Merger”

(2)(iii) The information set forth in the Proxy Statement in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(2)(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Venoco’s Directors and Executive Officers in the Merger”

(2)(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Anticipated Accounting Treatment of the Merger”

(2)(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material United States Federal Income Tax Considerations”

(c) Different terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Venoco’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

(d) Appraisal rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Rights of Appraisal”

Annex C—Section 262 of the Delaware General Corporation Law

(e) Provisions for unaffiliated security holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) - (2) Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Interests of Venoco’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Stock; Transactions between Marquez Investors and the Company”

(b) - (c) Significant corporate events; Negotiations or contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Mr. Marquez’s Position as to Fairness of the Merger”

“Special Factors—Parent’s, Merger Sub’s, the Marquez Affiliated Entities’ and Bernadette Marquez’s Position as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Interests of Venoco’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock; Transactions between Marquez Investors and the Company”

(e) Agreements involving the subject company’s securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Venoco’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Stock; Transactions between Marquez Investors and the Company”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock Based Awards”

(c)(1)-(8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of Venoco’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock Based Awards”

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

(b) Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

(c) Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Mr. Marquez’s Position as to Fairness of the Merger”

“Special Factors—Parent’s, Merger Sub’s, the Marquez Affiliated Entities’ and Bernadette Marquez’s Position as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Venoco’s Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Considerations”

“The Merger Agreement—Structure of the Merger”

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) - (b) Fairness; Factors considered in determining fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Mr. Marquez’s Position as to Fairness of the Merger”

“Special Factors—Parent’s, Merger Sub’s, the Marquez Affiliated Entities’ and Bernadette Marquez’s Position as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Interests of Venoco’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

(c) Approval of security holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote”

“Summary Term Sheet—Conditions to the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

(e) Approval of directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

(f) Other offers.  Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Where You Can Find Additional Information”

Annex B—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

The presentation, dated January 16, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated, and preliminary discussion materials, dated December 11, 2011 and October 7, 2011, of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Strategic Energy Advisors, to the Special Committee of the Board of Directors of the Company are filed as Exhibits (c)(2), (c)(3) and (c)(4), respectively, and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) - (b), (d) Source of funds; Conditions; Borrowed funds.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

(c) Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning Venoco—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Agreements Involving Common Stock; Transactions between Marquez Investors and the Company—Agreements Involving Common Stock”

“Important Information Concerning Venoco—Transactions in Common Stock”

In the ordinary course of business, employees of the Company are permitted to purchase shares of common stock pursuant to the Company’s Employee Stock Purchase Plan.  In addition, from time to time in the ordinary course of business, the Company has issued awards of restricted shares of the Company’s Common Stock pursuant to the terms of its existing employee compensation plans.

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“The Special Meeting—Required Vote”

“Agreements Involving Common Stock; Transactions between Marquez Investors and the Company—Agreements Involving Common Stock”

(e) Recommendation of others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Mr. Marquez’s Purpose and Reasons for the Merger”

“Special Factors—Mr. Marquez’s Position as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial statements.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Concerning Venoco—Historical Selected Financial Information”

“Important Information Concerning Venoco—Ratio of Earnings to Fixed Charges”

“Important Information Concerning Venoco—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 are incorporated herein by reference.

(b) Pro forma information.  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b) Solicitations or recommendations; Employees and corporate assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

Regulation M-A Item 1011

(b) Not applicable.

(c) Other material information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Preliminary Proxy Statement of Venoco, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Venoco Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated January 16, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 17, 2012 and incorporated herein by reference).

(b) None.

(c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated January 16, 2012 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Presentation, dated January 16, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of Venoco, Inc.*

(c)(3) Preliminary Discussion Materials, dated December 11, 2011, of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Strategic Energy Advisors for the Special Committee of the Board of Directors of Venoco, Inc.*

(c)(4) Preliminary Discussion Materials, dated October 7, 2011, of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Strategic Energy Advisors for the Special Committee of the Board of Directors of Venoco, Inc.*

(c)(5) Discussion Materials, dated November 30, 2011, of Citibank for Timothy M. Marquez.

(d)(1) Agreement and Plan of Merger, dated January 16, 2012, by and among Venoco, Inc., Denver Parent Corporation, Denver Merger Sub Corporation, and, solely with respect to the sections specified therein, Timothy M. Marquez (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated January 16, 2012, by and among Venoco, Inc., the Marquez Trust and the Timothy and Bernadette Marquez Foundation (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Rollover Commitment Letter, dated January 16, 2012, by and among the Marquez Trust, the Timothy and Bernadette Marquez Foundation and Denver Parent Company (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(4) Registration Rights Agreement, dated as of August 25, 2006, by and between Venoco, Inc. and the Marquez Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on August 31, 2006).

(d)(5) Amendment to Registration Rights Agreement and Joinder, dated as of May 23, 2007, by and among Venoco, Inc., the Marquez Trust and the Marquez Foundation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on May 25, 2007).

(f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

* Previously filed on February 13, 2012.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 21, 2012

VENOCO, INC.

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Chief Executive Officer

DENVER PARENT CORPORATION

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Chief Executive Officer

DENVER MERGER SUB CORPORATION

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Chief Executive Officer

/s/ Timothy M. Marquez
TIMOTHY M. MARQUEZ

/s/ Bernadette Marquez
BERNADETTE MARQUEZ

MARQUEZ TRUST

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Trustee

By:	/s/ Bernadette Marquez
Name: Bernadette Marquez
Title: Trustee

TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Trustee

By:	/s/ Bernadette Marquez
Name: Bernadette Marquez
Title: Trustee

By:	/s/ David Mokros
Name: David Mokros
Title: Trustee